COHEN & STEERS

280 Park Avenue, 10th Floor

New York, New York 10017

August 2, 2023

VIA EDGAR

Melissa McDonough

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Re:	Sarbanes-Oxley Review of Cohen & Steers’ Complex of Funds

Dear Ms. McDonough:

Thank you for your oral comments provided on June 8, and July 24, 2023 regarding your Sarbanes-Oxley review (“SOX review”) of the Cohen & Steers open- and closed-end funds listed on Appendix A (each, a “Fund” and collectively, the “Funds”). Your oral comments are summarized below to the best of our understanding, followed by the Fund’s responses.

I.	FORM N-CSR COMMENTS

1.

Comment: “Regarding the Cohen & Steers Closed-End Opportunity Fund, please include the required acquired fund fees and expenses (“AFFE”) disclosures for the Fund’s investments in other investment companies in the fee table included in the Fund’s prospectus, as required by Item 3, instruction 10 of Form N-2.”

Response: We understand that Form N-2 requires funds to include AFFE disclosures in its fee table. However, we note that the prospectus on Form N-2 for the Cohen & Steers Closed-End Opportunity Fund was filed on November 16, 2006, several months before the January 2, 2007 compliance date requiring such AFFE disclosures went into effect. Accordingly, we respectfully submit that this comment is not applicable to the Fund’s prospectus. Cohen & Steers Closed-End Opportunity Fund will include any required AFFE disclosures in any future filings of registration statements on Form N-2 or post-effective amendments thereto.

2.

Comment: “Regarding the Cohen & Steers Closed-End Opportunity Fund, please confirm in correspondence that this Fund’s investment in other funds has disclosed distributions of realized gains by other investment companies separately, as required by Reg S-X 6-07.7(b).”

Response: The Fund appropriately classifies distributions from investment companies as either net income or realized gains. The Fund will separately disclose distributions of realized gains from investment companies going forward. The amounts are not material to the December 31, 2022 financial statements.

3.

Comment: “With respect to the following three funds, the Cohen & Steers REIT and Preferred and Income Fund, the Cohen & Steers Total Return Realty Fund, and the Cohen & Steers Quality Income Realty Fund: The Level 3 roll forward for the private real estate office of Legacy Gateway JV indicates that an investment was made in 2022 for the first time. Also, during 2022, there was a return of capital of more than half the value of the investment. Please describe in correspondence the timeline of the initial investment and return of capital for 2022. Please also describe the facts used to determine the initial valuation of such investment (i.e., the purchase price).”

Response: On January 5, 2022, the Funds acquired an investment in Legacy Gateway JV LLC. On April 7, 2022, a mortgage loan was secured for the property by Lincoln Property Commercial Company, Inc., through its wholly owned LO Legacy Gateway LLC, the LLC Operating Partner. We further confirm that such mortgage loan is non-recourse to the Funds. On April 8, 2022, the proceeds of the mortgage loan were utilized by the LLC Operating Partner to make a distribution, in the form of return of capital, to the Funds. Per the Funds’ valuation policy, the investment in Legacy Gateway JV LLC was initially valued at acquisition cost (less closing costs) as this was representative of fair value.

4.

Comment: “With respect to the following three funds, the Cohen & Steers REIT and Preferred and Income Fund, the Cohen & Steers Total Return Realty Fund, and the Cohen & Steers Quality Income Realty Fund: these funds reflect consolidated financial statements. However, the audit opinion does not reference consolidated financial statements. Please confirm in correspondence that the auditors did in fact audit the consolidated financial statements and ensure that the audit opinion mentions consolidation on a go-forward basis. Additionally, the internal control letters that were filed with Form N-CEN did not make reference to consolidated financial statements. Please ensure consistency with internal control letters, audit opinions and financial statements.”

Response: The auditors did in fact audit the consolidated financial statements and believe their opinion is appropriate, however, will include a reference to the consolidated financial statements in the audit opinion and N-CEN internal control letters in the future.

5.

Comment: “With respect to the following four funds, the Cohen & Steers Infrastructure Fund, the Cohen & Steers REIT and Preferred and Income Fund, the Cohen & Steers Total Return Realty Fund, and the Cohen & Steers Quality Income Realty Fund: Please include in correspondence and on a go-forward basis a sufficient description of the nature of the services comprising the audit-related fees that were disclosed in the category of services provided by the principal accountant, as required by Form N-CSR Item 4(b).”

Response: For the Cohen & Steers Infrastructure Fund, audit-related fees were for other attest services rendered in connection with the Fund’s ongoing At-the-Market offering. For the Cohen & Steers REIT and Preferred and Income Fund, the Cohen & Steers Total Return Realty Fund, and the Cohen & Steers Quality Income Realty Fund, audit-related fees were for services performed in connection with each Fund’s semi-annual financial statement interim reviews. We confirm that going forward, we will include a sufficient description of the nature of the services comprising audit-related fees for each fund.

*        *         *        *        *

Should members of the Staff have any questions or comments regarding the responses herein, they should call the undersigned at 212.796.9391.

Very truly yours,

/s/ Albert Laskaj

Albert Laskaj
Chief Financial Officer

cc:	Dana DeVivo, Cohen & Steers

Francis Poli, Cohen & Steers

Adam Derechin, Cohen & Steers

James Giallanza, Cohen & Steers

Stephen Murphy, Cohen & Steers

Michael Doherty, Ropes & Gray LLP

Appendix A

811-21948	Cohen & Steers Closed-End Opportunity Fund, Inc.
811-21485	Cohen & Steers Infrastructure Fund, Inc.
811-22455	Cohen & Steers Select Preferred & Income Fund, Inc.
811-22707	Cohen & Steers Ltd Duration Preferred & Income Fund, Inc.
811-07154	Cohen & Steers Total Return Realty Fund, Inc.
811-10481	Cohen & Steers Quality Income Realty Fund, Inc
811-21326	Cohen & Steers REIT and Preferred and Income Fund, Inc.
811-22780	Cohen & Steers MLP Income & Energy Opportunity Fund, Inc.
811-08059	Cohen & Steers Global Realty Shares, Inc.
811-06302	Cohen & Steers Realty Shares, Inc.
811-09631	Cohen & Steers Institutional Realty Shares, Inc.
811-08287	Cohen & Steers Real Estate Securities Fund, Inc.
811-21677	Cohen & Steers International Realty Fund, Inc.
811-21488	Cohen & Steers Global Infrastructure Fund Inc
811-22867	Cohen & Steers MLP & Energy Opportunity Fund, Inc.
811-21668	Cohen & Steers Alternative Income Fund, Inc.
811-23393	Cohen & Steers Preferred Securities and Income SMA Shares, Inc.
811-22392	Cohen & Steers Preferred Securities & Income Fund, Inc.
811-22621	Cohen & Steers Real Assets Fund, Inc.